EXHIBIT 8.1

April 19, 2000


United Pan-Europe Communications
Fred. Roeskestraat 123
P.O. Box 74763
1076 EE Amsterdam
The Netherlands

Re:      1 11/2%  Senior Notes Due 2010
         1 11/4% Senior Dollar Notes Due 2010
         1 11/4% Senior Euro Notes Due 2010
         13 3/4% Senior Discount Notes Due 2010
         S-4 Registration Statement

Ladies and Gentlemen:

We have acted as United States tax counsel to United Pan-Europe Communications N.V., a Netherlands company (the "Company"), in connection with the filing by the Company under the Securities Act of 1933, as amended, of a registration statement on form S-4 with the United States Securities and Exchange Commission (the "Registration Statement"). Pursuant to the Registration Statement, (i) up to $300,000,000 aggregate principal amount at maturity of the Company's outstanding 11 1/2% Senior Notes due 2010 (the "11 1/2% Outstanding Senior Notes due 2010") are exchangeable for up to a like principal amount of the Company's 11 1/2% Series B Senior Notes due 2010 (the "11 1/2% Exchange Senior Notes due 2010"), (ii) up to $600,000,000 aggregate principal amount at maturity of the Company's outstanding 11 1/4% Senior dollar Notes due 2010 (the "11 1/4% Outstanding Senior Dollar Notes due 2010) are exchangeable for up to a like principal amount of the Company's 11 1/4% Series B Senior dollar Notes due 2010 (the "11 1/4% Exchange Senior Dollar Notes due 2010"). (iii) up to euro 200,000,000 aggregate principal amount at maturity of the Company's outstanding 11 1/4% Senior euro Notes due 2010 (the "11 1/4% Outstanding Senior Euro Notes due 2010") are exchangeable for up to a like principal amount at maturity of the Company's 11 1/4% Series B Senior euro Notes due 2010 (the "11 1/4% Exchange Senior Euro Notes due 2010") and (iv) up to $1,000,000,000 aggregate principal amount at maturity of the Company's outstanding 13 3/4% Senior Discount Notes due 2010 (the "Outstanding Discount Notes") are exchangeable for up to a like principal amount at maturity of the Company's 13 3/4% Series B Senior Discount Notes due 2010 (the "Exchange Discount Notes"). Collectively the above mentioned notes are referred to as the "Notes". The Outstanding Notes were and the Exchange Notes will be, issued pursuant to indentures dated as of January 20, 2000 between the Company and Citibank, N.A. (the "Indentures").

We have prepared the discussion included in the Registration Statement relating to the Notes under the caption "Certain United States Federal Income Tax Consequences." The discussion under that caption is our opinion of the material United States federal income tax consequences



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expected to result to the U.S. holders, as defined therein, subject to the conditions, limitations, and assumptions described therein.

The discussion does not cover all aspects of United States federal taxation that may be relevant to, or the actual tax effect that any of the matters described therein will have on, any particular U.S. holder, and it does not address foreign, state, or local tax consequences. The discussion does not cover the tax consequences that might be applicable to U.S. holders that are subject to special rules under the Code (including insurance companies, tax-exempt persons, financial institutions, regulated investment companies, retirement accounts, dealers in securities, and persons that hold the Notes as part of a hedging, straddle, constructive sale or a conversion transaction). The discussion does not address the United States federal income tax consequences that may result from a modification of the Notes.

Our opinion is based on the current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the applicable Treasury regulations (the "Regulations"), and public administrative and judicial interpretations of the Code and the Regulations, all of which are subject to change, which changes could be applied retroactively. Our opinion also is based on the facts and agreements contained in (i) the Registration Statement, (ii) the Indentures,
(iii) the Note Registration Rights Agreement, dated January 20, 2000, among the Company and the Initial Purchasers, and (iv) the Purchase Agreement, dated as of January 20, 2000, among the Company and the Initial Purchasers (collectively, the "Note Documents"). We understand that the Note Documents set forth the complete agreement among the parties with respect to the Notes. We also have relied on certain representations from you with respect to factual matters, which representations we have not independently verified.

Our opinion may change if (i) the applicable law changes, (ii) any of the facts with respect to the Notes (as included in the Note Documents, and the representations made by you) are inaccurate, incomplete, or change, (iii) if the conduct of the parties is materially inconsistent with the facts reflected in the Note Documents or the representations or (iv) any of the assumptions we have made herein are not correct.

Our opinion represents only our legal judgment based on current law and the facts as described above. Our opinion has no binding effect on the Internal Revenue Service or the courts. The Internal Revenue Service may take a position contrary to our opinion, and if the matter is litigated, a court may reach a decision contrary to the opinion.

         Very truly yours,

         Holme Roberts & Owen LLP

         By: /s/ Mark Hrenya, Partner